Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                      Commission File Number: 333-51854-99


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Auditors

          Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000

          Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 2001

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       KANSAS CITY SOUTHERN 401(k)
                                       AND PROFIT SHARING PLAN



                                       By /s/ Eric B. Freestone
                                          -----------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated July 16, 2002

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN



                                Table of Contents




                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31,
          2001 and 2000                                                       2
     Statement of Changes  in Net Assets  Available  for  Benefits  for
          the year ended December 31, 2001                                    3
     Notes to Financial Statements                                            4

Schedules:

1    Schedule of Assets Held for Investment Purposes at Year-End              8

2    Schedule of Reportable Transactions                                      9

                          Independent Auditors' Report



To the Participants and Plan Administrator of the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan (the
Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at year-end and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP





July 15, 2002

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                       2001            2000
                                                   -------------   -------------
Assets:
  Investments at fair value (note 3)              $ 33,964,298      14,149,249
  Cash and cash equivalents                            153,677         163,069
  Contribution receivables:
    Participant                                          5,291           6,346
    Company                                              2,901           3,976
    Other                                                  187             --
                                                   -------------   -------------
      Total assets                                  34,126,354      14,322,640
                                                   -------------   -------------
      Net assets available for benefits           $ 34,126,354      14,322,640
                                                   =============   =============
See accompanying notes to financial statements.

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2001

Additions:
  Investment income (loss):
    Interest and dividends                                   $       1,332,030
    Net depreciation in fair value of investments                   (2,540,332)
                                                             -------------------
      Total investment loss                                         (1,208,302)
                                                             -------------------
  Contributions:
    Participant                                                      1,391,242
    Company                                                            646,353
    Rollovers                                                           38,962
                                                             -------------------
      Total contributions                                            2,076,557
                                                             -------------------
  Transfer into Plan (note 4)                                       27,717,230
                                                             -------------------
      Total additions                                               28,585,485
Deductions                                                           8,781,771
                                                             -------------------
      Increase in net assets available for benefits                 19,803,714
Net assets available for benefits:
  Beginning of year                                                 14,322,640
                                                             -------------------
  End of year                                                $      34,126,354
                                                             ===================
See accompanying notes to financial statements.

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) and profit sharing PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000




(1)  Description of the Plan

     (a)  General

          The Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan (the Plan) is a contributory, defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     (b)  Eligibility

          All employees of Kansas City Southern Industries, Inc. (KCSI) or any other affiliated employer who, with written consent of KCSI, adopts the Plan (collectively, the Company), who are not included in a unit of employees covered by a collective bargaining agreement, are eligible to participate in the Plan beginning on the January 1 or July 1 coincident with or immediately following the first day of employment.

          Participants  in the former  Kansas  City  Southern  Industries,  Inc.
          401(k) Plan and the former Kansas City Southern Industries, Inc. Profit Sharing Plan who were employees of the Company on January 1, 2001 continued to be participants in the Plan.

     (c)  Contributions

          Participants may contribute up to 10% of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $10,500 in 2001.

          The Company will contribute for each participant a matching contribution equal to 100% of each participant's eligible contribution up to 3% of the participant's compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2001.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings. Allocations are based on account balances, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (e)  Vesting

          Participants are always fully vested in their own contributions plus actual earnings thereon.

          Company contributions vest according to the following schedule:

                                        Years of           Percent
                                        service            vested
                                        --------           -------
                                      Less than 3             - %
                                      3                       25
                                      4                       50
                                      5 or more              100

          In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan Agreement), all participants shall become fully vested.

     (f)  Investment Options

          Upon   enrollment   in  the  Plan,   participants   may  direct  their
          contributions and any Company matching contributions into any of the various funds offered by the Plan.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (g)  Benefits

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

          Distributions after termination of employment are made in a lump-sum payment. Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $5,000 will be paid on the distribution date in the quarter following the quarter of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

     (h)  Plan Termination

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (i)  Plan Expenses

          Substantially all expenses of the Plan are paid by the Company.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (b)  Investments

          Investments are stated at fair value based on quoted market prices, as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Forfeitures

          Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

     (e)  Reclassifications

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)  Investments

     Investments which exceeded 5% of the net assets available for benefits at December 31, 2001 and 2000 were as follows:

                                                        2001            2000
                                                    -----------      -----------
        Dodge & Cox Balanced Fund                  $  1,712,111         550,323
        Janus Fund                                    1,934,565       2,330,817
        Janus Twenty Fund                             1,953,467       2,761,658
        Janus Overseas Fund                           1,168,818       1,382,819
        Janus Mercury Fund                            1,608,933       2,640,322
        Invesco Stable Value Fund                    14,849,124         775,847
        Vanguard Index 500 Portfolio                  1,787,779         959,202
        Kansas City Southern Industries, Inc.
                common stock                          3,218,178           ---
        Other                                         5,731,323       2,748,261
                                                     ----------      ----------
                        Total                      $ 33,964,298      14,149,249
                                                     ==========      ==========

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,540,332, as follows:

                      Common stocks             $      (12,775)
                      Mutual funds                  (2,527,557)
                                                 --------------
                                                $   (2,540,332)
                                                 ==============

(4)  Plan Amendment

     Effective January 1, 2001, the Plan was amended to allow for the transfer of participant accounts of the Kansas City Southern Industries, Inc. Profit Sharing Plan into the Plan. The Plan was renamed the Kansas City Southern Industries, Inc 401(k) and Profit Sharing Plan. Participants were allowed a one-time irrevocable election during the period December 13, 2000 and ending December 27, 2000, to transfer their account balance. In connection with participant transfer elections, assets in the amount of $27.7 million were transferred from the Kansas City Southern Industries, Inc. Profit Sharing Plan to the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan effective January 1, 2001.

     As of January 2, 2001, the KCSI Stock Fund, which invests primarily in KCSI common stock, was added as an investment option under the merged Plan, and the Heartland Value Fund was replaced with the T. Rowe Price Small Cap Value Fund.

(5)  Income Tax Status

     The Kansas City Southern Industries, Inc. 401(k) Plan had received a favorable determination letter from the Internal Revenue Service, dated February 20, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

     The Company has applied for a new determination letter for the merged Plan, however, it has not yet been received. The Company notified the Internal Revenue Service in writing of their intent to amend the former Kansas City Southern Industries, Inc. 401(k) Plan to rename the Plan as the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan following the transfer of assets from the Kansas City Southern Profit Sharing Plan, which was terminated subsequent to the transfer.

     The Company is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6)  Subsequent Event

     Effective April 1, 2002, the Plan transferred its trustee and record keeping responsibilities from UMB Bank, n.a. to Nationwide and the 401(k) Company, respectively.

                                                                      Schedule 1
                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN
           Schedule of Assets Held for Investment Purposes at Year-End
                                December 31, 2001

                                                                                                               Fair
                    Identity                                          Description                              value
--------------------------------------------------      -----------------------------------------        ------------------
UMB Bank, n.a.: *                                       4,743 shares, with a fair value of
     Interest Bearing Money Market Account                 $1.00 per share                             $          4,743
Kansas City Southern Industries, Inc.                   227,755 shares, with a fair value of
     common stock *                                        $14.13 per share                                   3,218,178
Stilwell Financial, Inc. common stock                   1,139 shares, with a fair value of
                                                           $27.22 per share                                      31,004
Dodge & Cox Balanced Fund                               26,171 shares, with a fair value of
                                                           $65.42 per share                                   1,712,111
Invesco Stable Value Fund                               14,849,124 shares, with a fair value
                                                           of $1.00 per share                                14,849,124
Janus Fund                                              78,641 shares, with a fair value of
                                                           $24.60 per share                                   1,934,565
Janus Twenty Fund                                       50,792 shares, with a fair value of
                                                           $38.46 per share                                   1,953,467
Janus Strategic Value Fund                              74,320 shares, with a fair value of
                                                           $9.26 per share                                      688,203
Janus Overseas Fund                                     57,577 shares, with a fair value of
                                                           $20.30 per share                                   1,168,818
Janus Mercury Fund                                      77,390 shares, with a fair value of
                                                           $20.79 per share                                   1,608,933
Janus Balanced Fund                                     69,620 shares, with a fair value of
                                                           $19.63 per share                                   1,366,637
Janus Flexible Income Fund                              64,111 shares, with a fair value of
                                                           $9.22 per share                                      591,103
T Rowe Price Small Cap Value Fund                       63,979 shares, with a fair value of
                                                           $22.66 per share                                   1,449,760
T Rowe Price Value Fund                                 84,739 shares, with a fair value of
                                                           $18.88 per share                                   1,599,873
Vanguard Index 500 Portfolio                            16,883 shares, with a fair value of
                                                           $105.89 per share                                  1,787,779
                                                                                                         ------------------
                 Total investments                                                                     $     33,964,298

                                                                                                         ==================

* Represents a party-in-interest.

See accompanying independent auditors' report.

                                                                      Schedule 2

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                         401(k) AND PROFIT SHARING PLAN
                       Schedule of Reportable Transactions
                      For the year ended December 31, 2001

                                                                                     Expenses                  Current
          (a)                                                                        incurred        Cost      value on       Net
         Party                                            Purchase      Selling        with           of      transaction    gain
       involved               Description of asset          price        price      transaction      asset       date       (loss)
 --------------------------   -------------------------  -----------  -----------   -----------   ----------  -----------  --------
 UMB Bank, n.a. *             Short-Term Money Market I  $       --    22,007,321         --      22,007,321   22,007,321      --
 UMB Bank, n.a. *             Short-Term Money Market I          --     4,648,821         --       4,648,821    4,648,821      --
 Invesco Advisor Funds        Invesco Stable Value Fund   20,372,708           --         --      20,372,708   20,372,708      --
 Invesco Advisor Funds        Invesco Stable Value Fund          --     3,108,363         --       3,108,371    3,108,363       (8)
 UMB Bank, n.a. *             Short-Term Money Market I          --    22,571,957         --      22,571,957   22,571,957      --
 UMB Bank, n.a. *             Money Market Account           544,148           --         --         544,148      544,148      --
 UMB Bank, n.a. *             Money Market Account               --     5,247,114         --       5,247,114    5,247,114      --
 Invesco Advisor Funds        Invesco Stable Value Fund   21,645,557           --         --      21,645,557   21,645,557      --
 Invesco Advisor Funds        Invesco Stable Value Fund          --     8,596,301         --       8,596,323    8,596,301      (22)
 Kansas City Southern
       Industries, Inc.*      Common stock                36,549,667           --      18,404       3,673,371   3,673,371      --
 Kansas City Southern
       Industries, Inc.*      Common stock                       --       914,609       3,681         843,791     910,927   67,136
 T Rowe Price                 Value Fund                   1,671,369           --         --       1,671,369    1,671,369      --
 T Rowe Price                 Value Fund                         --       655,661         --         661,111      655,661   (5,450)


  *     Party-in-interest.

  (a) Represents transaction or a series of transactions in securities of the same issue in excess of 5% of the Plan market value as of December 31, 2001.

  See accompanying independent auditors' report.

                                   EXHIBIT 23



     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51854-99) pertaining to the Kansas City Southern Industries, Inc.401(k) and Profit Sharing Plan of our report dated July 15 , 2002 with respect to the financial statements of the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan included in this Annual Report on Form 11-K.



                                                    /s/ KPMG LLP



Kansas City, Missouri
July 15, 2002